PACIFIC HARBOUR CAPITAL LTD.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the annual general meeting of members (the “Meeting”) of Pacific Harbour Capital Ltd., (the “Company”) will be held in the boardroom of the Company's offices located at Suite 1502, 543 Granville Street, Vancouver, British Columbia, Canada, on Tuesday, September 13th, 2005, at the hour of 10:00 o’clock in the forenoon (Vancouver time) for the following purposes:

1.

To receive the report of the directors of the Company for the fiscal year ended March 31, 2005.

2.

To receive the comparative financial statements of the Company and the auditors’ report thereon for the fiscal year ended March 31, 2005.

3.

To elect directors for the ensuing year.

4.

To appoint auditors and to authorize the directors to fix the remuneration of such auditors.

5.

To ratify, confirm and approve all acts, deeds and things done by the proceedings of directors and officers of the Company on its behalf since the last annual general meeting of the Company.

6.

To transact such further or other business as may properly come before the Meeting and any adjournment or adjournments thereof.

Accompanying this Notice are the Company's audited consolidated financial statements for the fiscal year ended March 31, 2005, an Information Circular, form of Proxy and a Request Form for Interim Financial Statements.  The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

The board of directors have fixed the close of business on July 22, 2005 as the record date for determination of members entitled to receive notice of the Meeting, or any adjournment or adjournments thereof, and the right to vote thereat.

Members who are unable to attend at the Meeting in person are requested to complete, sign, date and return the enclosed form of proxy.  A proxy must be delivered to Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9 Floor, Toronto, Ontario M5J 2Y1 (facsimile (866) 249-7775) not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment(s) thereof, failing which, it will not be treated as being valid or effective.

DATED at Vancouver, British Columbia, this 26th day of July, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

“Thomas Pressello”

THOMAS PRESSELLO

President